UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 293639100

1.	Names of Reporting Person. I.R.S. Identification Nos. of above person (entities only) David J. Field

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,262,572

	6.	Shared Voting Power 1,566,542

	7.	Sole Dispositive Power 1,262,572

	8.	Shared Dispositive Power 1,566,542

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,829,114.  Including: (i) 254,989 shares of Class A common stock beneficially owned by the reporting person; (ii) 749,250 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the reporting person; (iii) 258,333 shares of Class A common stock which may be acquired through the exercise of options; and (iv) 1,566,542 shares of Class A common stock held of record by the reporting person as co-trustee of four trusts.

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.47%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 293639100

Item 1.	Issuer Information
	(a)	Name of Issuer: Entercom Communications Corp.
	(b)	Address of Issuer’s Principal Executive Offices: Entercom Communications Corp. 401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004

Item 2.	Reporting Persons Information
	(a)	Name of Person Filing: David J. Field
	(b)	Address of Principal Business Office or, if none, Residence Entercom Communications Corp. 401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Class A Common Stock, par value $0.01 per share
	(e)	CUSIP Number 293639100

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.

CUSIP No. 293639100

Item 4.	Ownership
(a)

Amount beneficially owned:

2,829,114

Including: (i) 254,989 shares of Class A common stock beneficially owned by the reporting person; (ii) 749,250 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the reporting person; (iii) 258,333 shares of Class A common stock which may be acquired through the exercise of options; and (iv) 1,566,542 shares of Class A common stock held of record by the reporting person as co-trustee of four trusts.

(b) Percent of class: 8.47%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,262,572
(ii) Shared power to vote or to direct the vote 1,566,542
(iii) Sole power to dispose or to direct the disposition of 1,262,572
(iv) Shared power to dispose or to direct the disposition of 1,566,542

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Shares beneficially owned by the reporting person include 1,566,542 shares of Class A common stock held of record by the reporting person as co-trustee of four trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. 293639100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
Date
/S/ David J. Field
Signature
David J. Field
Name/Title